Veradermics, Incorporated
470 James St.
New Haven, CT 06513
April 27, 2026
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Lauren Hamill

Re:	Veradermics, Incorporated
Registration Statement on Form S-1 (File No. 333-295356)
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Veradermics, Incorporated, a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on April 29, 2026, or as soon as possible thereafter. The Company hereby authorizes Zachary Blume and Nicholas Roper of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
Please call Zachary Blume or Nicholas Roper of Ropes & Gray LLP, counsel to the Company, at (617) 951-7663 or (617) 951-7116 as soon as the registration statement has been declared effective.
[Signature page follows]

Very truly yours,

VERADERMICS, INCORPORATED

By:	/s/ Reid Waldman, M.D.
Name:	Reid Waldman, M.D.
Title:	Chief Executive Officer
[Signature Page to Acceleration Request]